FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____  No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

IFM Investments Limited
26/A, East Wing, Hanwei Plaza
No.7 Guanghua Road, Chaoyang District
Beijing, 100004
People's Republic of China
(Address of principal executive offices)

This Form 6-K consists of:

An announcement on the results of annual general meeting of IFM Investments Limited (the “Registrant”), made by the Registrant on November 12, 2010.

Century 21 China Real Estate Announces Results of Annual General Meeting

BEIJING, China, November 12, 2010 - IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that its annual general meeting of shareholders was held on November 12, 2010. Mr. Donald Zhang, Mr. Liang Pei and Mr. Kevin Yung have been re-elected as directors of the board.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary and commercial services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

For investor and media inquiries, please contact:

In China:

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Henry Fraser
Brunswick Group
Phone: +86-10-6566-2256
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

IFM INVESTMENTS LIMITED

By:	/s/ Kevin Cheng Wei
	Name:	Kevin Cheng Wei
	Title:	Chief Financial Officer

Date:    November 15, 2010